Dodie Kent
                                          Vice President and Counsel
                                          212-314-3970
                                          Fax:  212-707-1791
                                          MONY Life Insurance Company of America
                                          1290 Avenue of the Americas
                                          New York, New York 10104

March 13, 2006


Via EDGAR

Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

         Re:   MONY America Variable Account L
               Registration No. 333-102233
               Initial Registration Statement on Form N-6 filed December 27, 2002, accession number 0000950109-02-006366 and declared effective August 6, 2003;
               Post-Effective Amendment No. 1 on Form N-6 filed on May 3, 2004, accession number 0001193125-04-076808.

Commissioners:

MONY Life Insurance Company of America ("MONY America") pursuant to Rule 477 under the Securities Act of 1933 requests the withdrawal of its initial Registration Statement, and any and all amendments thereto, filed on Form N-6.

No securities were sold and no securities plan to be sold in connection with this offering.

Please contact the undersigned if there are any questions in connection with this matter.

Very truly yours,



/s/ Dodie Kent